At a special meeting of the shareholders on May 13, 2013, shareholders re-elected the four Directors to the board of Directors of the Funds.  Shareholders of record for the Funds at the close of business on Match 25, 2013 were entitled to vote.  As of the record date, the Funds had 111,288,659 shares outstanding, of which 92,752,944 total shares voted.

Proposal	In Favor	%	Abstain	%
Election of Lawrence L. Horsch	90,298,872	97.35	2,454,122	2.65
Election of Paul M. Kelnberger	90,420,221	97.48	2,332,773	2.52
Election of Addison L. Piper	89,356,744	96.34	3,396,250	3.66
Election of John C. Mueller	90,419,745	97.48	2,333,249	2.52